[redacted]

08029615

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KILLMAN, MURRELL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name)*

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
100

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRES.

Title

Notary Public

NANCY LOPEZ
MY COMMISSION EXPIRES
October 1, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
Dallas, Texas

We have audited the accompanying statement of financial condition of First London Securities Corporation as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 29, 2008

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	25,489
Clearing deposit		1,415,633
Dividends receivable		26,433
Receivable from clearing broker/dealer		54,514
Marketable securities		1,419,837
Receivable from related parties		1,658,142
Prepaid expenses		14,785
Investments		967,441
TOTAL ASSETS	$	5,582,274

LIABILITIES AND STOCKHOLDER'S EQUITY

Cash overdraft	$	5,271
Accounts payable and other accrued liabilities		4,885
Payable to clearing broker/dealer		1,385,015
Securities sold, not yet purchased		27,224
Franchise taxes payable		17,928
TOTAL LIABILITIES		1,440,323
Stockholder's Equity		
Common stock-Class A, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding		133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding		785,271
Additional paid-in-capital		142,516
Retained earnings		3,081,014
TOTAL STOCKHOLDER'S EQUITY		4,141,951
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,582,274

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE		
Securities commissions	$	71,843
Net income on firm securities trading accounts		421,875
Other income		97,338
Dividend income		63,997
Interest income		21,554
TOTAL REVENUE		676,607
EXPENSES		
Compensation and related costs		91,811
Clearing charges		76,090
Management fees to parent		23,501
Professional fees		15,431
Fees paid to related party		100,000
Other expenses		177,783
Interest expense		2,626
TOTAL EXPENSES		487,242
Net income before provision for income taxes		189,359
Income taxes		49,158
NET INCOME	$	140,201

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Class A Common		Class B Common		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2006	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ 2,940,813	$4,001,750
Net income	–	–	–	–	–	140,201	140,201
Balance at December 31, 2007	142,500	$ 133,150	785,271	$785,271	$ 142,516	$3,081,014	$ 4,141,951

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities		
Net income	$	140,201
Changes in operating assets and liabilities		
Clearing deposit		50,697
Marketable securities		306,961
Receivable from clearing broker/dealer		313,843
Dividends receivable		13,568
Receivable from related parties		169,135
Investments		(413,823)
Cash overdraft		5,271
Payable to clearing broker/dealer		(566,863)
Accounts payable and other accrued liabilities		(839)
Franchise taxes payable		(1,909)
Net cash provided by operating activities		16,242
Increase in cash		16,242
Cash at beginning of year		9,247
Cash at end of year	$	25,489
Supplemental disclosure of cash flow information		
Interest paid	$	2,626
Income taxes paid	$	-0-

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the state of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:

The Company's investments are carried at the lower of cost or market.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3. INCOME TAXES

The provision for income taxes applicable to current operations consists of the following:

		Payable *(i)*
Federal Taxes at the statutory rate of 34%	$	64,389
Dividend exclusion at 34%		(15,231)
Total federal income tax	$	49,158

(i) The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company. The current year payable of $49,158 was netted against the receivable from parent.

(Continued)

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 581,205	$ 481,205	.0474 to 1

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $4,000 a month and the term of the lease was amended during 2007 and will expire on March 31, 2008. In 2007, $48,000 was paid in office rent which is included in the accompanying statement of income as other expenses. The remaining future commitment is as follows:

2008	$ 12,000
Total	$ 12,000

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2007, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had recorded these obligations in the financial statements at December 31, 2007, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2007.

(Continued)

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK (Continued)

The Company has a clearing deposit, marketable securities due from and held by its clearing broker/dealer and trade and receivables from clearing broker/dealer totaling $2,889,984, or approximately 52% of total assets at December 31, 2007. The Company also has securities sold, not yet purchased and a payable to clearing broker/dealer totaling $1,412,239 or approximately 98% of total liabilities due to the same clearing broker/dealer.

NOTE 7. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 1,406,040

The following corporate stocks represent 42% of marketable securities:

	Market Value December 31, 2007
Armanino Foods	$ 146,232
MagPlane	41,989
Nano-Proprietary, Inc.	405,933
Total	$ 594,154

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant.

These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company paid management fees totaling $23,501 to Parent in accordance with the Management and Advisory Services Agreement dated January 1, 2006. The agreement expires December 31, 2008.

Investments (stated at cost) totaling $967,441, consists of $416,956 invested in 2603 Fairmount Investors partnership which First London Securities Corporation has a 15% equity ownership interest and is a general partner. As general partner, at December 31, 2007, the Company is contingently liable for the partnership's liabilities which approximate $750,000. These liabilities are secured by the real estate at 2603 Fairmount, Dallas, Texas, with an estimated fair value of $2,000,000 at December 31, 2007. Additionally, investments include $550,000 invested in Method Solutions, Inc., a privately owned company, comprising an approximate 10% ownership.

The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company. The current year payable of $49,158 was netted against the receivable from parent.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $4,000 a month and the lease expires on March 31, 2008.

(Continued)

NOTE 8. TRANSACTIONS WITH RELATED PARTIES (Continued)

Payments were made to Douglas R. Nichols ("DRN"), president and securities principal of the Company for consulting fees during the year ending December 31, 2007 totaling $100,000.

DRN is responsible for 100% of the commission and trading revenue during the year ending December 31, 2007.

Receivables from related parties consist of the following at December 31, 2007:

2603 Fairmount Investors	$ 400
Due from Parent	849,689
Other receivable – KSN	314,034
Notes receivable – DRN	405,377
Interest receivable – DRN	50,642
Other	38,000
	$ 1,658,142

Note Receivable DRN – original balance was $2,600,028, dated October 1, 2003, bearing interest at .75% over LIBOR per annum until October 1, 2005, bearing interest at 3% per annum thereafter, payable upon maturity on October 1, 2008. Payments of approximately $145,000 were made on this note during the year ending December 31, 2007.

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Total stockholder's equity qualified for net capital	$ 4,141,951
Deductions and/or charges	
Non-allowable assets:	
Receivables from related parties	1,658,142
Prepaid expenses	14,785
Dividend receivable	26,433
Investments	967,441
Total non-allowable assets	2,666,801
Net capital before haircuts on securities positions	1,475,150
Haircuts on Securities:	
Blockage	732,333
Marketable securities	101,072
Undue concentration	60,541
Net Capital	$ 581,205
Aggregate indebtedness	
Accounts payable and other accrued liabilities	$ 4,885
Franchise taxes payable	17,928
Total aggregate indebtedness	$ 22,813
Computation of basic net requirement	
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 481,205
Ratio of aggregate indebtedness to net capital	.0474 to 1

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First London Securities Corporation

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 29, 2008

END